Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2025 Financial Results and Shareholder Return Plan

NANJING, China, March 5, 2026 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Highlights for the Fourth Quarter of 2025

•	Net revenues in the fourth quarter of 2025 increased by 20.3% year-over-year to RMB123.5 million (US$17.7 million1).

•	Revenues from package tours in the fourth quarter of 2025 increased by 35.3% year-over-year to RMB102.1 million (US$14.6 million).

•	Net income in the fourth quarter of 2025 was RMB1.5 million (US$0.2 million), compared to a net loss of RMB25.1 million in the fourth quarter of 2024.

"We are pleased to report strong performance for the fourth quarter of 2025," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "Net revenues increased by 20.3% year-over-year, while revenues from packaged tours grew by 35.3% year-over-year. We achieved a year-over-year return to profitability in the fourth quarter and once again delivered full-year profitability, marking the third consecutive year of full-year non-GAAP profitability. In 2025, we adopted a proactive product strategy and an open sales channel approach, driving sustained business growth. In addition, supported by new technologies, we continuously optimized our internal operations and management, achieving ongoing cost reductions and efficiency improvements. Looking ahead to 2026, we will continue to enhance our performance and profitability, striving to create greater value for both our customers and shareholders."

Fourth Quarter 2025 Results

Net revenues were RMB123.5 million (US$17.7 million) in the fourth quarter of 2025, representing a year-over-year increase of 20.3% from the corresponding period in 2024.

•	Revenues from packaged tours were RMB102.1 million (US$14.6 million) in the fourth quarter of 2025, representing a year-over-year increase of 35.3% from the corresponding period in 2024. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB21.5 million (US$3.1 million) in the fourth quarter of 2025, representing a year-over-year decrease of 21.4% from the corresponding period in 2024. The decrease was primarily due to the decrease of merchandise sales.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.9931 on December 31, 2025 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Cost of revenues was RMB53.5 million (US$7.7 million) in the fourth quarter of 2025, representing a year-over-year increase of 62.5% from the corresponding period in 2024. As a percentage of net revenues, cost of revenues was 43.3% in the fourth quarter of 2025, compared to 32.1% in the corresponding period in 2024.

Gross profit was RMB70.0 million (US$10.0 million) in the fourth quarter of 2025, which was almost in line with gross profit in the fourth quarter of 2024.

Operating expenses were RMB69.0 million (US$9.9 million) in the fourth quarter of 2025, representing a year-over-year decrease of 16.4% from the corresponding period in 2024.

•	Research and product development expenses were RMB12.3 million (US$1.8 million) in the fourth quarter of 2025, representing a year-over-year decrease of 7.6%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 10.0% in the fourth quarter of 2025.

•	Sales and marketing expenses were RMB44.1 million (US$6.3 million) in the fourth quarter of 2025, representing a year-over-year increase of 3.4%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 35.7% in the fourth quarter of 2025.

•	General and administrative expenses were RMB12.8 million (US$1.8 million) in the fourth quarter of 2025, representing a year-over-year decrease of 52.2%. The decrease was primarily due to the impairment of property and equipment, net recorded in the fourth quarter of 2024. General and administrative expenses as a percentage of net revenues were 10.4% in the fourth quarter of 2025.

Income from operations was RMB1.1 million (US$0.2 million) in the fourth quarter of 2025, compared to a loss from operations of RMB12.7 million in the fourth quarter of 2024. Non-GAAP2 income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB3.1 million (US$0.4 million) in the fourth quarter of 2025.

Net income was RMB1.5 million (US$0.2 million) in the fourth quarter of 2025, compared to a net loss of RMB25.1 million in the fourth quarter of 2024. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB3.5 million (US$0.5 million) in the fourth quarter of 2025.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB1.5 million (US$0.2 million) in the fourth quarter of 2025, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB24.2 million in the fourth quarter of 2024. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB3.5 million (US$0.5 million) in the fourth quarter of 2025.

As of December 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB1.1 billion (US$162.9 million).

Fiscal Year 2025 Results

Net revenues were RMB578.0 million (US$82.6 million) in 2025, representing a year-over-year increase of 12.5% from 2024.

•	Revenues from packaged tours were RMB493.5 million (US$70.6 million) in 2025, representing a year-over-year increase of 21.1% from 2024. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB84.5 million (US$12.1 million) in 2025, representing a year-over-year decrease of 20.4% from 2024. The decrease was primarily due to the decrease in the commission fees received from other travel-related products.

Cost of revenues was RMB243.0 million (US$34.7 million) in 2025, representing a year-over-year increase of 56.2% from 2024. As a percentage of net revenues, cost of revenues was 42.0% in 2025, compared to 30.3% in 2024.

Gross profit was RMB335.0 million (US$47.9 million) in 2025, representing a year-over-year decrease of 6.4% from 2024.

Operating expenses were RMB323.7 million (US$46.3 million) in 2025, representing a year-over-year increase of 9.8% from 2024.

•	Research and product development expenses were RMB59.0 million (US$8.4 million) in 2025, representing a year-over-year increase of 12.0%. The increase was primarily due to the increase in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 10.2% in 2025.

•	Sales and marketing expenses were RMB193.9 million (US$27.7 million) in 2025, representing a year-over-year increase of 7.5%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 33.5% in 2025.

•	General and administrative expenses were RMB71.8 million (US$10.3 million) in 2025, representing a year-over-year decrease of 18.0%. The decrease was primarily due to the decrease in general and administrative personnel related expenses and impairment of property and equipment, net. General and administrative expenses as a percentage of net revenues were 12.4% in 2025.

Income from operations was RMB11.2 million (US$1.6 million) in 2025, compared to an income from operations of RMB63.3 million in 2024. Non-GAAP income from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB22.7 million (US$3.2 million) in 2025.

Net income was RMB29.7 million (US$4.2 million) in 2025, compared to a net income of RMB83.7 million in 2024. Non-GAAP net income, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB41.1 million (US$5.9 million) in 2025.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB31.1 million (US$4.5 million) in 2025, compared to a net income attributable to ordinary shareholders of Tuniu Corporation of RMB77.2 million in 2024. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of property and equipment, net, was RMB42.6 million (US$6.1 million) in 2025.

Business Outlook

For the first quarter of 2026, Tuniu expects to generate RMB125.7 million to RMB131.6 million of net revenues, which represents a 7% to 12% increase year-over-year compared with net revenues in the corresponding period in 2025. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In August 2025, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares ("ADSs") representing ordinary shares. As of February 28, 2026 the Company had repurchased an aggregate of approximately 4.5 million ADSs for approximately US$3.8 million from the open market under the share repurchase program.

Shareholder Return Plan

In March 2026, the Company's Board of Director approved a three-year shareholder return plan, under which the Company may, during the three-year period from the date of approval, (i) declare and distribute cash dividends of no more than US$30 million and (ii) repurchase of its Class A Ordinary Shares and/or ADSs of no more than US$20 million. The shareholder return plan will run in addition to the Company’s existing share repurchase program adopted in August 2025. Under the shareholder return plan, the Board of Directors reserves the discretion to determine the form, timing, and amount of the capital return measures based on the Company’s financial condition, results of operations, capital requirements and other relevant factors.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on March 5, 2026, (9:00 pm, Beijing/Hong Kong Time, on March 5, 2026) to discuss the fourth quarter and fiscal year 2025 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Chinese mainland	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 4Q 2025 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through March 12, 2026. The dial-in details are as follows:

United States	1-855-669-9658
International	1-412-317-0088

Replay Access Code: 8431671

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income from operations, net income, net income attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets, net gain on disposals of subsidiaries and impairment of property and equipment, net. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	465,004	207,228	29,633
Restricted cash	26,061	10,222	1,462
Short-term investments	432,823	853,704	122,078
Accounts receivable, net	43,313	66,834	9,557
Amounts due from related parties	752	1,293	185
Prepayments and other current assets	235,443	157,558	22,530
Total current assets	1,203,396	1,296,839	185,445

Non-current assets
Long-term investments	534,041	227,012	32,462
Property and equipment, net	32,849	18,860	2,697
Intangible assets, net	22,210	19,645	2,809
Land use right, net	88,467	-	-
Operating lease right-of-use assets, net	9,266	6,873	983
Other non-current assets	19,208	30,754	4,398
Total non-current assets	706,041	303,144	43,349
Total assets	1,909,437	1,599,983	228,794

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	36	35	5
Accounts and notes payable	290,112	219,440	31,380
Amounts due to related parties	3,121	980	140
Salary and welfare payable	23,148	19,594	2,802
Taxes payable	5,060	4,077	583
Advances from customers	247,151	184,461	26,378
Operating lease liabilities, current	2,994	3,340	478
Accrued expenses and other current liabilities	322,034	204,388	29,226
Total current liabilities	893,656	636,315	90,992

Non-current liabilities
Operating lease liabilities, non-current	1,680	1,023	146
Deferred tax liabilities	5,151	4,534	648
Total non-current liabilities	6,831	5,557	794
Total liabilities	900,487	641,872	91,786

Equity
Ordinary shares	249	249	36
Less: Treasury stock	(329,668)	(380,260)	(54,376)
Additional paid-in capital	9,146,928	9,122,119	1,304,446
Accumulated other comprehensive income	313,460	307,446	43,964
Accumulated deficit	(8,050,378)	(8,019,253)	(1,146,739)
Total Tuniu Corporation shareholders’ equity	1,080,591	1,030,301	147,331
Noncontrolling interests	(71,641)	(72,190)	(10,323)
Total equity	1,008,950	958,111	137,008
Total liabilities and equity	1,909,437	1,599,983	228,794

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income
(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$
Revenues
Packaged tours	75,440	179,018	102,090	14,599
Others	27,292	23,042	21,454	3,068
Net revenues	102,732	202,060	123,544	17,667
Cost of revenues	(32,935)	(92,455)	(53,503)	(7,651)
Gross profit	69,797	109,605	70,041	10,016

Operating expenses
Research and product development	(13,325)	(15,734)	(12,314)	(1,761)
Sales and marketing	(42,697)	(61,533)	(44,144)	(6,313)
General and administrative	(26,841)	(18,497)	(12,836)	(1,836)
Other operating income/(loss)	369	(2)	328	47
Total operating expenses	(82,494)	(95,766)	(68,966)	(9,863)
(Loss)/income from operations	(12,697)	13,839	1,075	153
Other (expenses)/income
Interest and investment (loss)/income, net	(5,609)	8,912	1,749	250
Interest expense	(612)	(576)	(312)	(45)
Foreign exchange losses, net	(6,102)	(858)	(644)	(92)
Other income/(loss), net	49	(480)	247	35
(Loss)/income before income tax expense	(24,971)	20,837	2,115	301
Income tax expense	(283)	(625)	(474)	(68)
Equity in income/(loss) of affiliates	188	(844)	(105)	(15)
Net (loss)/income	(25,066)	19,368	1,536	218
Net loss attributable to noncontrolling interests	(859)	(383)	(10)	(1)
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(24,207)	19,751	1,546	219

Net (loss)/income	(25,066)	19,368	1,536	218
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	8,568	(1,314)	(2,213)	(316)
Comprehensive (loss)/income	(16,498)	18,054	(677)	(98)

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.07)	0.06	0.00	-
Net (loss)/income per ADS - basic and diluted*	(0.21)	0.18	0.00	-

Weighted average number of ordinary shares used in computing basic (loss)/income per share	354,106,851	339,255,345	331,409,074	331,409,074
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	354,106,851	341,395,417	333,434,286	333,434,286

Share-based compensation expenses included are as follows：
Cost of revenues	66	65	65	9
Research and product development	66	65	65	9
Sales and marketing	32	32	32	5
General and administrative	1,253	1,247	1,237	177
Total	1,417	1,409	1,399	200

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Revenues
Packaged tours	407,462	493,481	70,567
Others	106,160	84,493	12,082
Net revenues	513,622	577,974	82,649
Cost of revenues	(155,590)	(242,992)	(34,747)
Gross profit	358,032	334,982	47,902

Operating expenses
Research and product development	(52,682)	(58,979)	(8,434)
Sales and marketing	(180,321)	(193,884)	(27,725)
General and administrative	(87,657)	(71,848)	(10,274)
Other operating income	25,888	964	138
Total operating expenses	(294,772)	(323,747)	(46,295)
Income from operations	63,260	11,235	1,607
Other income/(expenses)
Interest and investment income	19,866	25,769	3,685
Interest expense	(3,320)	(2,022)	(289)
Foreign exchange losses, net	(6,837)	(3,827)	(547)
Other income/(loss), net	10,081	(652)	(93)
Income before income tax expense	83,050	30,503	4,363
Income tax expense	(837)	(1,425)	(204)
Equity in income of affiliates	1,486	579	83
Net income	83,699	29,657	4,242
Net income/(loss) attributable to noncontrolling interests	6,525	(1,468)	(210)
Net income attributable to ordinary shareholders of Tuniu Corporation	77,174	31,125	4,452

Net income	83,699	29,657	4,242
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	8,044	(6,013)	(860)
Comprehensive income	91,743	23,644	3,382

Net income per ordinary share attributable to ordinary shareholders - basic and diluted	0.21	0.09	0.01
Net income per ADS - basic and diluted*	0.63	0.27	0.03

Weighted average number of ordinary shares used in computing basic income per share	361,482,355	340,747,065	340,747,065
Weighted average number of ordinary shares used in computing diluted income per share	363,718,947	342,960,072	342,960,072

Share-based compensation expenses included are as follows：
Cost of revenues	261	260	37
Research and product development	261	260	37
Sales and marketing	126	127	18
General and administrative	8,758	4,958	709
Total	9,406	5,605	801

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2025
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of property and equipment, net	Non-GAAP Result
Income from operations	1,075	1,399	591	-	3,065

Net income	1,536	1,399	591	-	3,526

Net income attributable to ordinary shareholders	1,546	1,399	591	-	3,536

	Quarter Ended September 30, 2025
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of property and equipment, net	Non-GAAP Result
Income from operations	13,839	1,409	591	-	15,839

Net income	19,368	1,409	591	-	21,368

Net income attributable to ordinary shareholders	19,751	1,409	591	-	21,751

	Quarter Ended December 31, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of property and equipment, net	Non-GAAP Result
(Loss)/income from operations	(12,697)	1,417	764	15,641	5,125

Net loss	(25,066)	1,417	764	15,641	(7,244)

Net loss attributable to ordinary shareholders	(24,207)	1,417	764	15,641	(6,385)

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2025
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Net gain on disposals of subsidiaries	Impairment of property and equipment, net	Non-GAAP Result
Income from operations	11,235	5,605	2,536	-	3,316	22,692

Net income	29,657	5,605	2,536	-	3,316	41,114

Net income attributable to ordinary shareholders	31,125	5,605	2,536	-	3,316	42,582

	Year Ended December 31, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Net gain on disposals of subsidiaries	Impairment of property and equipment, net	Non-GAAP Result
Income from operations	63,260	9,406	3,184	(24,618)	15,641	66,873

Net income	83,699	9,406	3,184	(24,618)	15,641	87,312

Net income attributable to ordinary shareholders	77,174	9,406	3,184	(24,618)	15,641	80,787